SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934*

               Three Rivers Financial Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            88562H107
                         (CUSIP Number)

                       Jeffrey L. Gendell
                     Tontine Partners, L.P.
                Tontine Financial Partners, L.P.
200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-
                              3695
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                          April 4, 1997
     (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ]


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  [page 1 of 11]

13D
CUSIP No. 88562H107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [X]
                                                                  (b) [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                47,600
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                47,600
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                47,600
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                5.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    [page 2 of 11]

13D
CUSIP No. 88562H107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [X]
                                                                  (b) [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                6,600
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                6,600
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REP0ORTING PERSON
                                                6,600
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 0.8%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    [page 3 of 11]

13D
CUSIP No. 88562H107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                41,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                41,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                41,000
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.8%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    [page 4 of 11]

Item 1.     Security and Issuer.

     This statement relates to the common stock with $.01 par value (the Common Stock), of Three Rivers Financial Corporation (the Company). The Company's principal executive offices are located at 123 Portage Avenue, Three Rivers, Michigan 49093.

Item 2.     Identity and Background.

     (a)  This statement is filed by:   Jeffrey L. Gendell, with
respect to the shares of Common Stock directly owned by Tontine Partners, L.P., a Delaware limited partnership ("TP"), and by Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"), and TP and TFP with respect to the shares of Common Stock beneficially owned by them.

     (b)  The business address of Mr. Gendell is 200 Park Avenue,
Suite 3900, New York, New York 10166. The address of the principal business and principal office of TP and TFP is 200 Park
Avenue, Suite 3900, New York, New York 10166.

     (c) Mr. Gendell serves as the Managing Member of Tontine Management, L.L.C. which is the general partner (the "General Partner") of TP and TFP. The principal business of TP is serving as a private investment limited partnership investing in various industries. The principal business of TFP is serving as a private investment limited partnership investing primarily in financial institutions.

     (d) Neither the person or partnerships referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the person or partnerships referred to in paragraph (a) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Gendell is a United States citizen. TP and TFP are limited partnerships organized under the laws of the State of Delaware.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by TP is approximately $91,309. The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by TFP is approximately $512,304. Mr. Gendell does not own directly any shares of Common Stock.

       The shares of Common Stock purchased by TP and TFP were purchased with working capital and on margin.

                                  [page 5 of 11]

       TP's margin transactions are with Furman Selz LLC, on such firm's usual terms and conditions. TFP's margin transactions are with Bear Stearns Securities Corp., on such firm's usual terms and conditions. All or part of the shares of Common Stock beneficially owned by TP and TFP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TP and TFP. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by TP and TFP is for investment, and the purchases of the shares of Common Stock by TP and TFP were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by TP and TFP is for investment purposes, TP and TFP will pursue discussions with management to maximize long-term value for shareholders. TP and TFP may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time. Neither Mr. Gendell nor TP and TFP have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such person and entity may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

       A. Jeffrey L. Gendell.

            (a) Aggregate number of shares beneficially owned:
47,600 Percentage: 5.5% The percentages used herein and in the rest of Item 5 are calculated based upon the 859,625 shares of Common Stock issued and outstanding as reflected in the Company's 10QSB dated December 31, 1996 and filed on February 14, 1997.
            (b) 1.  Sole power to vote or direct vote: -0-
                2.  Shared power to vote or direct vote: 47,600
                3.  Sole power to dispose or direct the
                    disposition: -0-
                4.  Shared power to dispose or direct the
                    disposition: 47,600
            (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days.
The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common
Stock on behalf of TP and TFP, which were all in the open market, are set forth in Schedules A and B, respectively and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.


                                    [page 6 of 11]

       B. Tontine Partners, L.P.
            (a) Aggregate number of shares beneficially owned: 6,600
                         Percentage: 0.8%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 6,600
                3. Sole power to dispose or direct the
                   disposition: -0-
                4. Shared power to dispose or direct the
                   disposition: 6,600
            (c) The trading dates, number of shares of Common
Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Tontine Management, L.L.C., the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e) Not Applicable.

       C. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 41,000
                         Percentage: 4.8%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 41,000
                  3. Sole power to dispose or direct the
                     disposition: -0-
                  4. Shared power to dispose or direct the
                     disposition: 41,000
              (c) The trading dates, number of shares of Common
Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
              (d) Tontine Management, L.L.C., the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e) Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as
Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                                   [page 7 of 11]

                           SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  April 14, 1997              /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell,
                                    individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Partners, L.P.
                                    & Tontine Financial Partners, L.P.






                          [page 8 of 11]

                               Schedule A


                           TONTINE PARTNERS, L.P.

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)          if any)

4/4/97                              4,000                   13.79

4/7/97                              1,600                   13.80

4/9/97                              1,000                   14.06






                               [page 9 of 11]

                                 Schedule B



                           TONTINE FINANCIAL PARTNERS, L.P.

                                                        Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)

4/3/97                              2,000                   13.92
















                               [page 10 of 11]